EXHIBIT 4.15

Master Services Agreement	Number: SDCA025

This Master Services Agreement (“Agreement”) effective as of 1 October 2002 (“Effective Date”) is between BluePhoenix Solutions Nordic ApS, CVR-no. 26123909, (“BluePhoenix”) and SDC Udvjkling A/S, CVR-no. 25306724 (“Customer”) with its principal offices at Borupvang 1A, 2750 Ballerup, Denmark. BluePhoenix will provide to the Customer the services (“Services”) described on a Scope of Work (“SOW”) entered into between the parties and the Customer has agreed to accept these Services, upon the following terms and conditions.

1. Preamble. On even date herewith BluePhoenix has acquired certain assets, including all employees, of SDC-FinansSystem A/S which is an affiliate of the Customer. The parties will gradually and as early as possible adapt their working and administrative procedures to better reflect that the relationship is no longer between affiliated entities.

2. Scope of Services. BluePhoenix will supply to Customer the Services at the location, rates and for the duration specified in the SOW, provided, however, that no Services may be initiated unless the Customer has issued a purchase order to BluePhoenix specifying the Services or project to be delivered, the estimated number of hours and the delivery date. BluePhoenix shall within 5 working days issue a purchase order confirmation. If BluePhoenix has any objections or reservations to the purchase order it shall notify Customer thereof and the Parties shall negotiate in good faith and seek to agree on the specification, the estimated number of hours and delivery date. If no agreement is reached, the purchase order shall be considered withdrawn.

3. Coordinators. Each party will appoint a coordinator who will manage the provision of Services.

4. Term and Termination. This Agreement will commence on the Effective Date and will continue until December 31, 2004, unless extended in accordance with Section 7 of the SOW or previously terminated as provided in this Section 4. Either party may terminate this Agreement and/or any SOW only in the event of material breach hereof and only after the following procedure has been completed. The party contemplating termination shall give written notice to the other specifying the material breach and informing the other party of the intent to terminate and providing a remedy period of thirty (30) days after receipt of the notice. If the material breach has not been remedied after thirty (30) days, the matter shall be escalated to the level of the chairmen of the Board of Directors of the parties who shall attempt in good faith to resolve the disagreement. If such resolution has not been accomplished within fifteen (15) days, then the party contemplating termination shall initiate mediation by a sole mediator under the Rules of Procedure for Voluntary Mediation of the Danish Institute of Arbitration. If mediation does not result in agreement on or settlement of the matter within a period of thirty (30) days, then the party intending to terminate may effect the termination. Findings of the sole mediator shall not be binding on an arbitration tribunal established under Section 15 hereof, unless both parties endorse such findings. Upon termination of this Agreement, Sections 6, 7, 8, 9, 11, 12, 13, 14 and 15 shall survive.

5. Acceptance and Remedy. All Services shall comply with the purchase order specification to which the Services refer. All Services will, in relation to each purchase order, be accepted or rejected in writing by the Customer without undue delay and in no event later than five (5) working days, or such other testing period as may be specified in the purchase order, after BluePhoenix has notified the Customer that delivery has taken place. If the Customer has not issued its written acceptance or a reasoned notice of non-acceptance within five (5) working days, or such other testing period as may be specified in the purchase order or otherwise agreed, the Services shall be deemed accepted. The Customer may withhold its acceptance only in the event of substantial non-conformity between the purchase order specification and the Services, which are attributable to BluePhoenix, their subcontractors, or which under the ordinary rules of Danish law would fall under the seller’s risk. In the event that insubstantial non-conformities are found in connection with the acceptance testing, then such non-conformities shall be recorded in writing by the parties’ coordinators, and subsequently remedied according to an agreed time table.

6. Terms of Payment. Customer agrees to pay BluePhoenix the fees and expenses specified in the SOW. Unless otherwise specified on an SOW, BluePhoenix will submit to Customer detailed invoice(s), quoting the SOW Number, the purchase order number, monthly in arrears. All payments are due fifteen (15) days of receipt of invoice. Fees are inclusive of any taxes applicable to the Services except for VAT (“moms”) or expenses accepted in writing by Customer, BluePhoenix will separately list any applicable taxes on the invoices. If Customer does not pay the invoices when due, BluePhoenix may charge interest at the discount rate of the Danish Central Bank plus 4%.

7. Warranties. For the initial one (1) year period after delivery in accordance with each individual purchase order, Bluephoenix warrants that the Services: (a) will be performed by competent staff or subcontractors exercising a reasonable level of skill appropriate to their grade, and (b) the Services and any deliverables will not infringe the intellectual property rights of any third party. Customer’s sole remedy for any breach of the foregoing warranty (b) is for BluePhoenix to repair or replace the infringing Services to make them non-infringing; if in BluePhoneix’s reasonable opinion. It is unable to make the Services or deliverables non-infringing Customer’s sole remedy will be that BluePhoenix will refund the amount paid for the portion of the Services or deliverables that are infringing and will in either event reimburse any damages or costs (including reasonable attorneys’ fees) paid or payable by Customer due to such infringement. The limitation of liability contained in the first sentence of Section 8 shall not apply so claims under the foregoing warranty (b). EXCEPT AS EXPRESSLY STATED HEREIN, THE WARRANTIES STATED IN THIS CLAUSE ARE EXCLUSIVE AND THERE ARE NO WARRANTIES EXPRESS OR IMPLIED MADE BY EITHER PARTY, INCLUDING BUT NOT LIMITED TO ANY CONDITION FOR FITNESS FOR PARTICULAR PURPOSE OR MERCHANTABILITY.

8. Limitation of Liability. Except in cases of BluePhoenix’s willful misconduct or gross negligence, BluePhoenix’s liability for any cause of action arising under or in connection with the Agreement or otherwise (whether arising in tort, contract, or otherwise) will be limited to the greater of US $10,000 or the amount of fees Customer actually paid for the Services under the purchase order giving rise to the causes of action. Under no circumstances will BluePhoenix be liable for any special punitive or consequential damages arising out of or in connection with this Agreement or otherwise, including liability for lost profile, business interruption or loss of business. This limitation of liability will in no way limit any cause of action that Customer has against any subcontractor.

9. Ownership. BluePhoenix owns all right, title, and interest in and to its technology as enhanced during the term of this Agreement. For the avoidance of doubt, BluePhoenix technologies do not include the IPRs specified in Clause 7 of the Business Transfer Agreement of even date. Customer owns all right, title and interest in and to its Applications. BluePhoenix undertakes not to incorporate any portions of BluePhoenix or third party intellectual property into the Application beyond what is in accordance with standard industry practice or the documentation relating to such BluePhoenix or third party intellectual property. All of the items prepared for Customer by Blue Phoenix shall belong to Customer.

10. No Hiring. Each party agrees not to hire, or directly or indirectly solicit or employ, any employee of the other who, to the first party’s knowledge, is involved in the development, use or provision of Services for a period of twelve (12) months after the employee ceased to be involved as described, without the prior written consent of the other party, provided, however, that either Party may freely solicit and/or hire any employee laid off by the other party, and further provided that a party may upon termination for breach in accordance with Section 4 of this Agreement freely solicit and/or hire any employee of the other party who has performed work on the Application, and further provided that either Party may freely solicit and/or hire any employee who prior to October 9, 2002 has terminated his or her employment. However, either party will not solicit such employees without having given the other party previous notice thereof, Either Party will notify the other party if an employee of the other party seeks employment with the first party, provided that the notification has been approved by the employee in question. In the event of either Party in known violation of the provisions above hires, within a period of 12 months after the employee ceased to be involved as described above, such shall pay liquidated damages to the other in the following amounts: (i) DKK 25,000 per commenced month of employment, plus (ii) DKK 200,000 upon failure to dismiss and relieve (fritstille) the employee without undue delay after notification by the other party of the breach, provided however that (iii) the aggregate amount of liquidated damages for each employee shall not exceed DKK 400,000. Liquidated damages payable under this Section 10 shall not be cumulative in relation to liquidated damages payable under Clause 10 of the Business Transfer Agreement, and the Customer or an entity of the SDC Group or the Seller (as defined in the Business Transfer Agreement) will, in relation to each employee, only be liable to pay liquidated damages under either this Agreement or the Business Transfer Agreement.

11. Confidentiality. Each party represents and warrants that it will not disclose, use or modify Confidential information of the other party (as defined below) and take adequate steps to protect the other party’s Confidential Information from unauthorized disclosure or use. “Confidential Information” is defined as information of any nature and in any form which is disclosed by to the other party, or is otherwise learned by the other party (as a result of BluePhoenix’s providing support services, its presence at Customer’s business premises or otherwise), and which relates in any way to such party’s business or operations, whether tangible or intangible and in whatever form or medium including, but not limited to, information relating to the party’s current or contemplated operations: identity of suppliers of goods and/or services: trade secrets (including any improvements thereto), whether in development, prototype or finished form and whether patentable or not: computer programs and computer aided designs; pricing; all financial, personnel, and other business data; and unpublished or published copyrighted materials, including any improvements, modifications, or additions to any of the above information. Nothing in this Agreement will, or is intended to, limit BluePhoenix’s ability to develop or enhance its products and services in any manner whatsoever, provided BluePhoenix does not disclose or otherwise use or make available any Customer Confidential Information.

12. Force Majeure. Neither party shall be liable to the other party in the event of force majeure. Events of force majeure shall mean circumstances beyond the reasonable control of the affected party. Without limiting the generality of the foregoing, events of force majeure shall include war, natural or nuclear disasters, strikes, fines, power or telecommunications network outages, non-deliveries, delayed or short deliveries from subcontractors, damage to production apparatus, computer viruses, death, incapacitation or other inability of key resources to perform services, and import and export restrictions. Non-deliveries, delayed or short deliveries from subcontractors shall only be deemed force majeure if the subcontractor itself is subjected to the event of force majeure and BluePhoenix could not reasonably have found alternative sources of supply.

13. Changes. This Agreement may not be changed except in writing and signed by both parties.

14. Conflicting Terms. In the event of any conflict, the SOW will prevail.

15. Governing Law and Arbitration. The validity, construction and performance of this Agreement will be governed by the laws of Denmark. Any dispute or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity hereof, shall be settled by arbitration in accordance with the Rules of Procedure of the Danish Institute of Arbitration (Copenhagen Arbitration). The arbitration tribunal shall be composed of three arbitrators. Each party shall appoint one arbitrator and the Institute shall appoint the third arbitrator who shall chair the arbitration tribunal. If a party has not appointed an arbitrator within 30 days of having requested or received notice of the arbitration, such arbitrator shall be appointed by the Institute. The place of arbitration shall be Copenhagen. The language of the arbitration shall be English. This present Section 14 shall not preclude either party from initiating proceedings for injunctive relief before the ordinary courts of any jurisdiction with a view to enforcing Sections 9, 10 and 11 hereof.

SDC UDVIKLING A/S	BLUEPHOENIX SOLUTIONS NORDIC APS

By:	By:

Name:	Name:

Title:	Title:

Date:	Date: